NORTH AMERICAN NICKEL INC.
301 – 260 W. Esplanade
North Vancouver, B.C.
V7M 3G7

Tel: (604) 986-2020
Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL INC. CLOSES NON BROKERED PRIVATE PLACEMENT TO RAISE $3.2 MILLION; NOW TRADING
ON TSX VENTURE EXCHANGE

Vancouver, B.C. – May 30, 2011, North American Nickel Inc. (TSXV: “NAN”; OTCbb: “WSCRF”; CUSIP: 65704T 108) is pleased to announce that, further to its May 3, 2011 news release, it has closed a non-brokered private placement and received gross proceeds of $3.2M for a total of 11,000,000 units at a price of $0.20 per unit, and 4,545,463 Flow Through Shares at a price of $0.22 per Flow Through Share.

North American Nickel is now trading on the TSX Venture Exchange under the symbol “NAN”.

Each unit is comprised of one common share in the capital of the Company and one share purchase warrant (a “Warrant”). Each warrant shall be valid for 18-months, subject to earlier expiry on the occurrence of a “Trigger Event”; each warrant will entitle the Purchaser to purchase one (1) additional share at an exercise price of $0.35 per share. A triggering event (the “Trigger Event”) shall occur when the closing price for the Company’s common shares on the TSX Venture Exchange is greater than $0.50 per share for a period of twenty (20) consecutive trading days. On the occurrence of a Trigger Event at any time more than 120 days after closing, the Company may within 10 days of such a Trigger Event (but is not required to do so) shorten the term of the warrants by giving thirty (30) days notice to the holders by way of a news release, in which case the warrants shall expire within thirty (30) days of the date of dissemination of the news release.

Finders’ fees have been paid in connection with the private placement comprised of $23,590 (cash), 126,000 common shares and 243,950 common share purchase warrants. The finders’ warrants have the same terms as the Warrants comprised in the units.

All securities issued in connection with the private placement are subject to statutory hold period expiring September 24, 2011.

About North American Nickel

North American Nickel is a mineral exploration company with properties in the Sudbury, Ontario and Thompson, Manitoba mining camps. The Company’s initial focus is on two Sudbury, Ontario properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of Quadra FNX Mining. The property lies along the extension of the Whistle Offset dyke structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dyke or MOD. The MOD is interpreted to be an extension of the Worthington Offset dyke which is a 10 to 11 kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has option to acquire 100% ownership in the Woods Creek and Halcyon properties in the Sudbury area; and has acquired 100% ownership in the high-grade Ni-Cu-PGE South Bay property near Thompson, Manitoba and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba. North American Nickel Inc. is a member of the North Shore Mining Group.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

North American Nickel Inc.
Rick Mark
CEO and Chair
604-986-2020
Toll free: 1-866-816-0118

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.